December 4, 2024

James Colquhoun
Chief Executive Officer
Gaia, Inc.
833 West South Boulder Road
Louisville, CO 80027

       Re: Gaia, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-27517
Dear James Colquhoun:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services